Exhibit 99.1

TransEnterix, Inc. Announces Sale of AutoLap Assets
July 10, 2019 at 12:48PM ET

RESEARCH TRIANGLE PARK, N.C.--(BUSINESS WIRE)-- July 10, 2019-- TransEnterix, Inc. (NYSE American:TRXC), a medical device company that is digitizing the interface between the surgeon and the patient to improve minimally invasive surgery, today announced the sale of certain AutoLap® image-based laparoscope positioning system (AutoLap) assets to Great Belief International Limited (GBIL), for total proceeds of $47.0 million.

The total proceeds to be paid to the Company for the AutoLap product and intellectual property assets is $17 million, payable in the amount of $5 million by July 31, 2019 and $12 million by November 30, 2019. In addition, GBIL is making an equity investment of $30.0 million in TransEnterix common stock at $2.00 per share, payable on or before September 30, 2019. As a part of the sale agreement, the Company retains ownership of the broader intellectual property portfolio it acquired from M.S.T. - Medical Surgery Technologies in October 2018, and will enter into a cross-license agreement with GBIL under which it gains a license to use the AutoLap-related IP sold, and grants GBIL a non-exclusive license to use additional IP in connection with the AutoLap. The Company has entered into an Amendment to its Loan Agreement as part of the process to obtain the consent of its Lender prior to transferring the AutoLap assets to GBIL.

“AutoLap has a track record of success with laparoscopic surgeons across a wide variety of procedures around the globe. GBIL has been a great partner for us in the past, and we believe they will be successful in bringing the benefits of the AutoLap product to the greatest number of laparoscopic surgeons worldwide," said Todd M. Pope, TransEnterix President and CEO. “This divestiture aligns with our continued focus on commercializing the Senhance Surgical System platform and progressing digital laparoscopy, while securing additional funds for our operations.”

AutoLap is an image-based scope positioning system used for traditional laparoscopic procedures. The Company acquired the AutoLap as part of the October 2018 acquisition of the assets of M.S.T. - Medical Surgical Technologies. “We see a tremendous commercial opportunity for the AutoLap System and are extremely enthusiastic to work with TransEnterix to bring this product to China along with the rest of the world,” said Rachel Wang, President of GBIL. “

About Great Belief International Limited (GBIL)
GBIL is a BVI based company dedicated in investment and asset management in the healthcare industry. Their main business revenues are from investment in the Chinese medical sector.

About TransEnterix
TransEnterix is a medical device company that is digitizing the interface between the surgeon and the patient to improve minimally invasive surgery by addressing the clinical and economic challenges associated with current laparoscopic and robotic options in today's value-based healthcare environment. The Company is focused on the commercialization of the Senhance™ Surgical System, which digitizes laparoscopic minimally invasive surgery. The system allows for robotic precision, haptic feedback, surgeon camera control via eye sensing and improved ergonomics while offering responsible economics. The Senhance Surgical System is available for sale in the US, the EU, Japan and select other countries. For more information, visit www.transenterix.com.

Forward-Looking Statements
This press release includes statements relating to the sale of the AutoLap assets. These statements and other statements regarding our future plans and goals constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties that are often difficult to predict, are beyond our control and which may cause results to differ materially from expectations and include whether the Autolap assets divestiture allows TransEnterix to continue to focus its efforts on commercializing the Senhance System platform and progressing digital laparoscopy, and whether the consideration will be paid on the anticipated timeline. For a discussion of the risks and uncertainties associated with TransEnterix's business, please review our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 27, 2019 and our other filings we make with the SEC. You are cautioned not to place undue reliance on these forward looking statements, which are based on our expectations as of the date of this press release and speak only as of the origination date of this press release. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For TransEnterix, Inc.
Investors:
Mark Klausner, +1-443-213-0501
invest@transenterix.com
or
Media:
Joanna Rice, + 1-951-751-1858
joanna@greymattermarketing.com